Exhibit 99.2


August 25, 2008

The Board of Directors
Orient-Express Hotels Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

RE:  Bye-Law Amendments

Ladies and Gentlemen:

Following up on our August 4, 2008 letter you, we are attaching two documents that together constitute a requisition for a special general meeting of shareholders of Orient-Express Hotels Ltd. (the "Company") under section 74 of The Companies Act 1981 of Bermuda (the "Companies Act") to amend the bye-laws of the Company (and associated matters) signed on behalf of the registered shareholder of 6,052,244 class A common shares of the Company. The entities signing this letter are the beneficial owners of the shares in respect of which the requisition is given, and the requisition has been signed by the registered shareholder at our request.

There are two proposed resolutions set forth in the accompanying requisition. The first resolution provides that the Company treat the class B shares as 'treasury shares' under Bermuda law and no longer purport to vote them. We propose the first resolution because a Bermuda company cannot hold its own shares except pursuant to the treasury share rules. The second resolution provides that the Company will take the next step and cancel the class B shares. We propose the second resolution because we see no legitimate reason for the class B shares to be outstanding, even as non-voting treasury shares.

The proposed bye-law amendments do not otherwise change the corporate structure of the Company or the rights of its shareholders. In particular, the Company's shareholder rights plan, voting restrictions on large shareholders, special limitations on removing directors other than at an annual general meeting, and other 'anti-takeover' protections are unaffected by the proposed amendments.

If the directors of the Company do not, within 21 days from the date of the deposit of the attached requisition, proceed duly to convene a meeting of shareholders in accordance with the attached requisition, we, through the record holder of the shares in respect of which the requisition is given, intend to convene the special general meeting pursuant to section 74(3) of the Companies Act.


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We believe the attached requisition is in full compliance with the Company's bye-laws and all applicable laws. If you have any questions or concerns about the requisition or proposed amendments, please contact Adam Turteltaub of Willkie Farr & Gallagher LLP (by email at aturteltaub@willkie.com or fax at 212-728-9129) for CR Intrinsic Investors, LLC, or Andy Dietderich of Sullivan & Cromwell LLP (by email at dietdericha@sullcrom.com or fax at 212-558-3588) for the D.E. Shaw entities.

We propose these resolutions as a practical compromise to avoid litigation and we reserve all rights.


Very truly yours,

D. E. Shaw Oculus Portfolios, L.L.C.
By: D. E. Shaw & Co., L.L.C., as Managing Member

                  By:  /s/ Julius Gaudio
                       -----------------------------------
                       Julius Gaudio
                       Authorized Signatory


D. E. Shaw Valence Portfolios, L.L.C.
By:  D. E. Shaw & Co., L.P., as Managing Member


                   By:  /s/ Julius Gaudio
                       -----------------------------------
                       Julius Gaudio
                       Authorized Signatory

CR  Intrinsic Investments, LLC
By: CR Intrinsic Investors, LLC


                  By:  /s/ Michael Doniger
                       -----------------------------------
                       Michael Doniger
                       Authorized Signatory